COHEN & STEERS LIMITED DURATION PREFERRED AND INCOME FUND, INC.

280 PARK AVENUE

NEW YORK, NEW YORK 10017

July 23, 2012

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Esq.

Re:	Cohen & Steers Limited Duration Preferred and Income Fund, Inc. (the “Fund”)
Registration Statement on Form N-2 (File Nos. 333-181113; 811-22707)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 10:00 a.m. on Thursday, July 26, 2012, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

The acceleration request of the representative of the underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which also will include certain information regarding the distribution of the Fund’s Preliminary Prospectus, dated June 22, 2012, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS LIMITED DURATION PREFERRED AND INCOME FUND, INC.

By:	/s/ Tina M. Payne
Name: Tina M. Payne
Title: Assistant Secretary